Exhibit 99.1

NEWS RELEASE
May 06, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 106.00 METERS OF 0.36 G/T GOLD AND 0.23 % COPPER
ON THE EL COBRE COPPER-GOLD PROJECT MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce results from the first two holes of the 2013 drill program on the Company’s 100% owned El Cobre copper-gold porphyry project, Mexico. This new drilling was conducted on only one of the four porphyry targets identified over a 12 square kilometre area on the project. These new results continue to show the potential of the El Cobre project to host an economic copper-gold porphyry deposit.

J.D. Poliquin, Chairman of Almaden commented, “This new drilling at El Cobre further highlights the potential of this project to host a porphyry deposit. The project has unparalleled infrastructure that is permissive for a deposit to be developed. At this time we have only tested one of four known targets. Much more work is required to fully understand and explore this exciting copper-gold project. While market conditions require us to focus on our Tuligtic project in the near-term, we are looking forward to advancing El Cobre with the aggressive drill program required to explore this tremendous target.”

Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole EC-13-004                   El Porvenir Zone
243.00 meters @ 0.25 g/t gold and 0.18% copper
Including               106.00 meters @ 0.36 g/t gold and 0.23 % copper
Includes                      68.00 meters @ 0.47 g/t gold and 0.29 % copper
Includes                      32.00 meters @ 0.82 g/t gold and 0.41 % copper
And                       101.00 meters @ 0.20 g/t gold and 0.18 % copper

Drillhole EC-13-004 was drilled at a -50 degree dip towards the southwest and the intervals reported above and in the table below represent length down the hole. The Company has yet to collect sufficient data to determine how the downhole drill intervals might relate to the actual true thickness of mineralization. Drillhole EC-13-005 was also drilled to the southwest from the same pad but at a steeper angle (-72) and largely intersected intensely phyllic altered and pyrite mineralised monzonite intrusives with minor copper and gold. Hole EC-13-005 is interpreted to not have gone deep enough to cross the significant copper-gold intersection in the shallower EC-13-004. Due to market conditions the Company has temporarily suspended drilling at El Cobre to focus on the Ixtaca zone of its flagship gold-silver Tuligtic project, also in Mexico. Drilling will recommence after the Company has planned a new program of drilling based on an analysis of the holes reported today. Below are plan maps and a relevant section which will be posted to the Company’s website (www.almadenminerals.com).

About the El Cobre Project
Almaden’s 100% owned El Cobre project, currently subject to a 0.5% NSR, is situated about 75 kilometers north of the port city of Veracruz, Mexico. The project is located in an area of unparalleled infrastructure and is located near a power plant and highway. Almaden’s roughly 7,500 hectare claim block covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and past partners along this strike length has returned significant copper and gold values. Many of the past drill holes on the El Cobre property are shallow and end in copper-gold mineralization. Porphyry mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.

Hole#	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)
EC-13-004	10.97	328.00	317.03	0.09	0.12	0.39
EC-13-004	346.00	364.00	18.00	0.10	0.12	0.13
EC-13-004	382.00	657.00	275.00	0.17	0.23	0.86
including	398.00	641.00	243.00	0.18	0.25	0.94
including	398.00	504.00	106.00	0.23	0.36	1.04
including	412.00	480.00	68.00	0.29	0.47	1.35
including	424.00	456.00	32.00	0.41	0.82	1.79
including	490.00	498.00	8.00	0.22	0.33	0.95
including	534.00	635.00	101.00	0.18	0.20	1.06
including	556.00	569.40	13.40	0.20	0.15	1.76
including	585.00	631.00	46.00	0.21	0.30	1.10
including	601.00	611.00	10.00	0.24	0.38	1.22
including	623.00	627.00	4.00	0.23	0.52	0.85
TU-13-004	683.00	699.00	16.00	0.05	0.08	0.76
EC-13-005	8.00	22.00	14.00	0.13	0.17	0.33
EC-13-005	68.00	94.00	26.00	0.07	0.06	0.70
EC-13-005	138.00	242.00	104.00	0.08	0.14	0.43
including	146.00	152.00	6.00	0.16	0.75	0.77
including	218.00	222.00	4.00	0.16	0.27	0.95
EC-13-005	310.00	364.00	54.00	0.07	0.13	1.24
including	342.00	346.00	4.00	0.04	0.40	5.45
EC-13-005	382.00	402.00	20.00	0.06	0.10	1.85
including	396.00	400.00	4.00	0.08	0.20	3.95
EC-13-005	434.00	460.00	26.00	0.08	0.12	0.15
EC-13-005	482.00	566.00	84.00	0.06	0.10	0.22
EC-13-005	582.00	592.00	10.00	0.05	0.11	0.10
EC-13-005	610.00	656.00	46.00	0.04	0.12	0.07
EC-13-005	888.00	896.00	8.00	0.04	0.16	0.28
EC-13-005	994.00	1002.00	8.00	0.20	0.47	1.33
including	998.00	1000.00	2.00	0.49	1.21	2.40

Mr. Norm Dirks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s El Cobre drilling program and reviewed the technical information in this news release. The attached table contains analyses from past programs conducted by Almaden and former joint venture partners. Analyses reported from current and past drilling conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. This sampling also included a quality control program and the insertion of field duplicates, certified standards and blanks into the sample stream. Analyses reported from past drilling conducted by past partners cannot be verified by Almaden but are believed to have been acquired from exploration programs carried out under the supervision of qualified persons (under the meaning for qualified person as defined in NI 43-101) and in accordance with NI 43-101 requirements.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

758,000 mE
760,000 mE
762,000 mE
764,000 mE
766,000 mE
N
Outline of Soil
Geochemistry
Inset Map
Norte Zone
Villa Rica
Zone
Outline of Drill
Plan Inset Map
El Porvenir
Zone
Los Baños
Zone
LEGEND
El Cobre Property
Boundary
Exploration
Targets
Drill holes
Outlines of
inset maps
Almaden
Minerals
NYSE MKT: AAU
TSX: AMM
MAGNETICS
El Cobre Property
Veracruz State, Mexico
0km
2km

762,000 mE
763,000 mE
764,000 mE
765,000 mE
766,000 mE
N
Drill hole 08-CBCN-19: 41.15m (to end of hole) @ 0.42g/t Au, 0.27% Cu
Norte Zone
Villa Rica Zone
Drill hole DDH04CB1: 290.00m @ 0.39 g/t Au, 0.16% Cu including 80.00m @ 0.59 g/t Au, 0.24% Cu
Drill hole CB4: 48.76m @ 1.19g/t Au, 0.12% Cu
Outline of Drill Plan Inset Map
El Porvenir Zone
Drill hole EC-13-004: 106.00m @ 0.36g/t Au, 0.23% Cu including 32.00m @ 0.82 g/t Au, 0.41% Cu
Drill hole CB5: 18.28m @ 1.42g/t Au, 0.10% Cu
Los Baños Zone
LEGEND
El Cobre Property Boundary
Exploration Targets
Drill holes
Outlines of inset maps
Cu (ppm) Soil Geochemistry
>150ppm
>200ppm
>400ppm
Soil Sampling Coverage
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Cu Soil Geochemistry Results and select drill hole intercepts El Cobre Property
0km
1km

EL COBRE PROPERTY
Map sheet location
5km
El Porvenir Zone
N
CB02-08
EC-12-001, 002
CB4
CB02-08
08-CBCN-026, 028
106m @ 0.36g/t Au, 0.25% Cu
DDH04CB2
CB2
CB1
DDH04CB1
EC-12-003
08-CBCN-027
CB3
EC-13-005
08-CBCN-023, 025
243m @ 0.25g/t Au, 0.18% Cu
106m @ 0.36g/t Au, 0.25% Cu
EC-13-004
CROSS SECTION TRACE
LEGEND
Cu
Au
Cu
Au
Almaden Minerals
Plan Map
El Cobre Property
Veracruz State, Mexico
0m
200m